August 31, 2021

VIA EDGAR TRANSMISSION

Mr. Alberto H. Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III (the “Registrant”)

File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On August 12, 2021, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with Persimmon Long/Short Fund. In a telephone conversation on August 20, 2021, you provided comments to the Proxy Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: In the “Overview and Background” section on pages 2-3 of the Proxy Statement, please provide a narrative discussion of any fee waiver agreements that are in place and whether such agreements will continue under the New Advisory Agreement.

Response: The Registrant has amended its disclosures to state the following:

The terms of the Interim Advisory Agreement and the New Advisory Agreement are substantially the same as the Previous Advisory Agreement, except for: (i) the date of its execution, effectiveness, and termination are changed, (ii) the Interim Advisory Agreement and New Advisory Agreement names Dakota Wealth rather than PCM as the Fund’s investment adviser, and (iii) the fees earned by Dakota Wealth under the Interim Advisory Agreement will be held in a separate escrow account pending shareholder approval of the New Advisory Agreement. The effective date of the New Advisory Agreement will be the date shareholders of the Fund approve the New Advisory Agreement. Upon approval of the New Advisory Agreement by the Fund’s shareholders, the escrowed management fees will be paid to Dakota Wealth. If a majority of the Fund’s shareholders do not approve the New

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Advisory Agreement, then Dakota Wealth will be paid the lesser of (i) its costs, plus interest, incurred in managing the Fund under the Interim Advisory Agreement, or (ii) the total amount in the escrow agreement.

PCM had contractually agreed to reduce its fees and to reimburse expenses, at least until January 31, 2022, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (excluding (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the adviser))) would not exceed 1.99% of average daily net assets attributable to Class I shares (the “expense limitation”). PCM could seek reimbursement only for fees waived or expenses paid by it during the prior three years; provided, however, that such fees and expenses could only be reimbursed to the extent they were waived or paid after the date of the waiver agreement (or any similar agreement). Reimbursements could only be sought if total expenses remained below the expense limitation in place at the time of the reimbursement and at the time of waiver. Dakota Wealth has agreed to the same expense limitation under the same terms as PCM. The Board may terminate the expense limitation at any time.

Comment 2: In addition to the advisory fees presented on page 3 of the Proxy Statement, please disclose the gross and net amount of the advisory fee received and the amount and purpose of any additional material payments by the Fund to the adviser or any of its affiliates during the Fund’s last fiscal year. Please include the amount of any advisory fees waived for the last fiscal year.

Response: The Registrant has amended its disclosures to state the following:

Pursuant to the Advisory Agreements, from this advisory fee, the adviser pays all of the Fund’s operating expenses, excluding brokerage fees and commissions, indirect costs of investing in other investment companies, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), and such extraordinary or non-recurring expenses as may arise, including litigation to which the Fund may be a party and indemnification of the Trust’s Trustees and officers with respect thereto. The Fund will also pay expenses authorized pursuant to Rule 12b-1 under the 1940 Act which are not expected to change. The Fund currently offers only Class I shares which are not subject to any Rule 12b-1 fees. For the fiscal year ended September 30, 2020, the Fund paid PCM an advisory fee

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computed and accrued daily and paid monthly, at an annual rate of 1.75% of the Fund’s average daily net assets. For the fiscal year ended September 30, 2020, PCM received $544,330 in advisory fees and recaptured $40,903 in previously waived fees or expenses. The amount available for recapture by PCM under its expense limitation arrangement is $55,016.

Comment 3: With respect to fee waivers, please disclose the Previous Advisory Agreement’s policy on fee waiver and recoupments and whether there are any differences between those policies and the policies under the New Advisory Agreement. Please confirm supplementally that any recoupment of fees under the Previous Advisory Agreement can only occur for fees that were waived prior to the Transaction. Please disclose in the proxy statement the amount of any amounts available for recapture under the Previous Advisory Agreement.

Response: The Registrant refers to its responses to Comments 1 and 2. The Registrant confirms that any recoupment of fees under the Previous Advisory Agreement can only occur for fees waived prior to the Transaction.

Comment 4: In the paragraph under the heading “Performance,” please provide the actual specific percentage returns for the Fund and the applicable benchmarks for the relevant time periods. In the last sentence of that paragraph, please explain how long the Board deems a full-market cycle to be.

Response: The Registrant’s disclosures are taken directly from the Board’s deliberations as recorded in the minutes of its meeting on June 17, 2021. The minutes are an accurate reflection of what was discussed at the meeting and the Registrant generally believes it would be inappropriate to revise those deliberations to include matters that were not expressly considered or discussed. Nevertheless, the Registrant has amended its disclosures to include the following:

Annualized Performance Returns for the periods ended 4/30/21	1-year	3-year	5-year	Since Inception (12/31/12)
Persimmon Long/Short Fund	20.64%	5.27%	4.85%	4.27%
Peer Group of funds selected by Broadridge (median)	20.64%	4.95%	5.53%	6.15%
Long-Short Equity Morningstar Category (median)	22.91%	6.87%	7.59%	6.85%
S&P 500 Total Return Index	45.98%	18.67%	17.42%	16.08%

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Comment 5: To facilitate comparison of the Fund’s fees against its peer group and Morningstar category, please provide the peer group and Morningstar’s average fees and expense ratios in the paragraph under the heading “Fees and Expenses.”

Response: The Registrant’s disclosures are taken directly from the Board’s deliberations as recorded in the minutes of its meeting on June 17, 2021. The minutes are an accurate reflection of what was discussed at the meeting and the Registrant generally believes it would be inappropriate to revise those deliberations to include matters that were not expressly considered or discussed. Nevertheless, the Registrant has amended its disclosures to include the following:

As of 4/30/21		Net Expense Ratio	Advisory Fee
Persimmon Long/Short Fund		2.49%	1.25%
Peer Group selected by Broadridge	High	2.49%	1.75%
	Median	1.51%	1.20%
	Average	1.48%	1.22%
	Low	0.55%	0.70%
Long-Short Equity Morningstar Category	High	2.49%	2.50%
	Median	1.44%	1.22%
	Average	1.47%	1.23%
	Low	0.55%	0.35%

Comment 6: Please consider whether the phrase “the high of its Morningstar category” in the paragraph under the heading “Fees and Expenses” can be made clearer.

Response: The Registrant refers to its response to Comment 5.

Comment 7: In the paragraph under the heading “Economies of Scale,” please disclose whether the Board analyzed any other potential benefits of the new advisor unrelated to the advisory fees. Please be more specific as to what is meant by the phrase “at the appropriate time” as used in the last sentence of the paragraph.

Response: The Registrant’s disclosures are taken directly from the Board’s deliberations as recorded in the minutes of its meeting on June 17, 2021. The minutes are an accurate reflection of what was discussed at the meeting and the Registrant generally believes it would be inappropriate to revise those deliberations to include matters that were not expressly considered or discussed.

Comment 8: Please address in the Proxy Statement how and when proxies can propose adjournments if a quorum is present at the Shareholder Meeting but insufficient votes are received for the Proposal. Please explain what will happen with regard to the vote after any adjournment is declared.

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Response: The Registrant has revised its disclosures to state the following:

Under the Trust’s Declaration of Trust, a quorum is constituted by the presence or by proxy of 33⅓% of the outstanding shares entitled to vote at the Meeting. If a quorum is not present at the Meeting, or a quorum is present at the Meeting but there are insufficient votes to approve the Proposal, the secretary of the Meeting or the holders of the majority of the shares of the Fund present at the Meeting in person or by proxy may adjourn the Meeting to permit further solicitation of proxies. At the Meeting, or any adjournment thereof, the persons named as proxies will vote in accordance with the shareholder instructions indicated on all properly executed and submitted proxy cards.

Comment 9: Please provide the cost of the proxy solicitation and the name of the proxy-solicitation service utilized.

Response: The Registrant has revised its disclosures to state the following:

The Board is making this solicitation of proxies. The Trust has engaged Broadridge Financial Solutions, Inc. (“Broadridge”), a proxy solicitation firm, to assist in the solicitation. The estimated fees anticipated to be paid to Broadridge are approximately $1,677. The cost of preparing and mailing this Proxy Statement, the accompanying Notice of Special Meeting and proxy and any additional materials relating to the meeting and the cost of soliciting proxies will be borne by Dakota Wealth. In addition to solicitation by mail, the Trust will request banks, brokers and other custodial nominees and fiduciaries to supply proxy materials to the respective beneficial owners of shares of the Fund of whom they have knowledge, and Dakota Wealth will reimburse them for their expenses in so doing. Certain officers, employees and agents of the Trust and Dakota Wealth may solicit proxies in person or by telephone, facsimile transmission, or mail, for which they will not receive any special compensation.

Comment 10: Please include disclosure in the Proxy Statement pursuant to Item 6(a) of Schedule 14A.

Response: The Registrant has completed the section under the heading “Security Ownership of Management and Certain Beneficial Holders” in the Proxy Statement.

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If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser